

April 5, 2005

via U.S. mail

Nikoloas Cacos
President and Director
Amera Resources Corporation
Suite 709-837 West Hastings St
Vancouver, British Columbia
Canada, V6C 3N6

RE: **Amera Resources Corporation**
     Registration Statement on Form 20-F
     File No. 0-51005
     Filed on February 28, 2005

Dear Mr. Cacos:

  We have reviewed the above filing and have the following comments. Unless otherwise noted, please comply with these comments in future filings. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment 1. Your registration statement became effective on January 26, 2005. Upon effectiveness, you became subject to the reporting requirements of the Securities Exchange Act of 1934, even though we had not cleared all comments. As of the date of this letter, you have not filed any periodic reports. Explain why you have not done so. Also, file all required periodic reports as soon as possible. See Section 12(g) (1) of the Securities

Exchange Act of 1934 for guidance.

2.   We note your response to prior comment 3. However, your information is as of September 30, 2004. Therefore, we reissue comment 23 in its entirety. Please also update your entire registration statement, if possible, to a date no earlier than sixty days prior to the date of the document. See Item 3.B. of Form 20-F.

Risk Factors, page 12

3.   We note your response to prior comment 6. The risk factor "The Company's activities are subject to government regulations…" on page 13 contains both environmental regulations and other governmental regulations. Consider further revising the risk factor discussion to provide a separate caption for the environmental risks to which you are subject.

Other properties, page 36

4.   Comment number 39 is re-issued regarding gold values reported as ranging in value. The gold assay results of 83 composite rock samples are reported to ranged from <0.005 to 1.140 ppm, in the second paragraph of the Zona Ventana section and within the first paragraph of the Zona Afuera section, the rock samples gold assay values ranged from <0.005 to 0.605 ppm. As a general checklist and review, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over some area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise your text accordingly.

Operating and Financial Review and Prospects, page 41

5.   We note your disclosure on page 42 that Ridgecrest Capital, S.A. was "retained to
provide consulting services for the Company with European investors." Expand
your disclosure to discuss in greater detail the services performed.

Employment Agreements, page 50

6.   We note your response to prior comment 24. Revise your registration statement
to update the status of your agreement with Grosso Group. Also, file the form of
the agreement or, if available, the executed agreement as an exhibit to the
registration statement.

Escrow Shares, page 59

7.   Identify the percentage of class held in escrow by each individual named in the
table on page 60.

Related Party Transactions, page 61

8.   We note your changes in response to prior comment 27. Expand your disclosure
to explain the term "greenshoe option" as the average investor may be unfamiliar
with the term.

Inspection of Documents, page 82

9.   We note your changes in response to prior comment 31. Please further expand
your disclosure to include the SEC's website address, www.sec.gov, in your
amended registration statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide to us in writing,
within 10 business days, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct questions relating to the engineering comments to George Schuler at (202) 942-5527. Direct questions relating to all other disclosure issues to Melinda Kramer at (202) 942-1938, or, in her absence, to the undersigned, at (202) 942-1870. Direct any correspondence to us at the following ZIP Code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Schuler
        J. Weitzel
        M. Kramer

        Via Facsimile
        Craig A. Stoner